Filed by VaxGen, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VaxGen, Inc.
Commission File No. 0-26483

PROPOSED MERGER OF VAXGEN AND DIADEXUS April 14, 2010

Deal Summary Merger would combine cash resources of VaxGen with diaDexus' diagnostics business VaxGen proposes to acquire diaDexus in a stock-for-stock merger Companies have signed a non-binding summary of terms and a binding exclusivity agreement to negotiate a definitive merger agreement Target date for execution of the merger agreement is May 15, 2010 Target date for closing of the merger is August 2010, subject to SEC clearance and other closing conditions Existing VaxGen equity holders would own 39.1% and existing diaDexus equity holders would own 60.9% of the equity of the combined company; the ownership ratio is fixed, not adjusted based on either company's net cash position at close Combined company retains anthrax vaccine milestone and royalty rights and HIV vaccine commercial rights of VaxGen Combined company board: 2 members to be nominated by VaxGen, 5 members to be nominated by diaDexus Officers of the combined company would be the current officers of diaDexus Following the closing of the merger, VaxGen would change its name to diaDexus The cash resources of the combined company would provide diaDexus with capital to fund growth of its commercial organization and infrastructure, continued activities for broader reimbursement coverage, and potential expansion of its product portfolio, including the expenses needed to remain a public reporting company and assuming that diaDexus continues to pay the contracted facility lease amounts owed by VaxGen VaxGen Details Cash and short term investments (12/31/09) = $32.3MM Employees (12/31/09) = 3 Fully diluted shares (12/31/09) = 33.1MM South San Francisco facility lease expires in Dec 2016 Operating lease liability (12/31/09) = $17.8MM 2009 revenue = $11.7MM 2009 net loss = $5.5MM 2009 net cash used in operating activities = $5.6 million Cash and short term investments (12/31/09) = $4.8MM Debt (12/31/09) = $3.5MM Employees (3/31/10) = 56 South San Francisco facility lease expires in Jun 2011 PROPOSED MERGER OF VAXGEN AND DIADEXUS diaDexus Details (unaudited)

Important Additional Information Will Be Filed with the SEC In connection with the proposed merger of diaDexus, Inc. into a wholly-owned subsidiary of VaxGen, Inc., if a definitive agreement is entered into, VaxGen intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus of diaDexus and VaxGen and other relevant materials in connection with the proposed transactions and each of diaDexus and VaxGen intend to file with the SEC other documents regarding the proposed transaction. The final joint proxy statement/prospectus would be mailed to the stockholders of diaDexus and VaxGen. INVESTORS AND SECURITY HOLDERS OF DIADEXUS AND VAXGEN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIADEXUS, VAXGEN AND THE PROPOSED TRANSACTION. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Upon filing, the proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by VaxGen by directing a written request VaxGen, Inc., 379 Oyster Point Boulevard, Suite 10, South San Francisco, CA 94080, Attention: Investor Relations. diaDexus, VaxGen and their respective executive officers and directors and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of diaDexus and VaxGen in connection with the proposed merger. Information regarding VaxGen's directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 29, 2010 and the proxy statement for VaxGen's 2008 annual meeting of stockholders, filed with the SEC on November 12, 2008. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the definitive joint proxy statement/prospectus relating to the merger when it becomes available.

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about diaDexus and VaxGen. Such statements include, but are not limited to, statements about the proposed transaction and its potential benefits to the diaDexus and VaxGen stockholders, the expected timing of the completion of the transaction, the combined company's plans, objectives, expectations and intentions with respect to future operations and products and other statements that are not historical in nature, particularly those that utilize terminology such as "will," "potential," "would," "could," "can," "believe," "intends," "continue," "plans," "expects," "estimates," or comparable terminology. Forward-looking statements are based on current expectations and assumptions, and entail various known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to diaDexus and VaxGen that could cause actual results to differ materially from those expressed in such forward-looking statements include the risk that the parties are unable or unwilling to agree on and enter into a definitive agreement, based on the non-binding Summary of Terms, general business and economic conditions; the failure of the VaxGen stockholders to approve the amendment to VaxGen's certificate of incorporation or the diaDexus stockholders to approve the transaction; the failure of either party to meet any of the other conditions to the closing of the transaction; the failure to realize the anticipated benefits from the transaction or delay in realization thereof; diaDexus' need for and ability to obtain additional financing; the sufficiency of available capital to allow diaDexus to grow revenue or achieve profitability; the technical and commercial merits and potential of diaDexus' diagnostic products; and the difficulty of developing pharmaceutical and diagnostic products, obtaining regulatory and other approvals and achieving market acceptance. Additional factors that could cause VaxGen's results to differ materially from those described in the forward-looking statements can be found in VaxGen's most recent annual reports on Form 10-K and subsequent quarterly reports on Form 10-Q and other filings with the Securities and Exchange Commission, which are filed with the SEC and available at the SEC's web site at www.sec.gov and which discussions also are incorporated herein by reference. The information set forth herein speaks only as of the date hereof, and diaDexus and VaxGen disclaim any intention and do not assume any obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.